November 18, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (415) 248-5690

John D. Hiestand
Chief Financial Officer
MCF Corporation
600 California Street, 9th Floor
San Francisco, CA 94108


Re:	MCF Corporation
	Form 10-K filed February 15, 2005
	File No. 001-15831

Dear Mr. Hiestand:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2004

Selected Consolidated Financial Data, page 11

1. As required by Instruction 2 to Item 301 of Regulation S-K, please include in future filings the following disclosure to enhance comparability of operating results included in the selected financial data and to highlight trends in results of operations:

* Provide a footnote to Income from continuing operations of
$2.971
million for the year ended December 31, 2003 that describes the nonrecurring gain on retirement of the convertible note for $3.088 million in 2003.

* Provide a footnote to Income from continuing operations for the year ended December 31, 2004 to: (1) describe the reasons for the significant decrease of $1.385 million in interest expense in 2004 as compared to 2003 and (2) to state if the decrease is indicative of a trend that will affect future results of operations.

Note 2, "Summary of Significant Accounting Policies", page 36

Commission and Principal Transaction Revenue, page 37

2. We refer to the statement that revenue from trading activities and related expenses are recorded on a trade date basis and to the "Revenue Recognition" part of the "Critical Accounting Policies and
Estimates" section of MD&A on page 18 that states brokerage revenue is recognized once the trade is consummated and the earnings process is complete. In this regard provide us with the following information:

* Tell us and provide any proposed MD&A and footnote disclosure to be included in future filings that describe the basis for determining when the earnings process is considered complete for brokerage revenues earned with respect to proprietary and agency transactions.
Refer to paragraphs 7.15 to 7.23 of Chapter 7, "Accounting Standards" of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

* Reconcile the statement that you recognized revenues from trading activities and related expenses on a trade date basis with the "Securities Transactions" footnote in Exhibit 4-B on page 109 of the
AICPA Audit and Accounting Guide for Brokers and Dealers in Securities that states customer securities and commodities transactions are reported on a settlement date basis and related commission income and expenses are recorded on a trade date basis.

Investment Banking Revenue, page 37

3. We refer to the statement that investment banking fees are recorded as revenue when the related service has been rendered, the client is contractually obligated to pay and collection is
probable.
In this regard, please tell us and disclose in future filings your accounting policies regarding the timing for revenue recognition of investment banking fees, sales concessions and underwriting fees. Refer to the "Investment Banking" footnote in Exhibit 4-B on page 109 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities which states:

* investment banking fees are recorded on the offering date;
* sales concessions are recorded on the settlement date;, and
* underwriting fees are recorded when the underwriting is completed and the income is readily determinable.

Note 6, "Stockholders" Equity, Common Stock", page 44

4. We refer to the strategic alliance entered into with London
Merchant Securities ("LMS") in August 2004. In this regard, please tell us and provide in future filings the following information:

* Describe the nature and terms of the strategic alliance including:
o the rights and responsibilities of the Company as part of this alliance;
o the terms, including the dollar amount, of any funding agreements or other obligations incurred by the Company as a result of the alliance; and
o how this business relationship will be accounted for under generally accepted accounting principles.

* State how the $1.30 value attributed to the 4.615 million shares issued to LMS was determined.

* Disclose the value attributed to the warrants issued to acquire
1.385 million shares at $1.85 per share, their exercise period and how the value allocated to the warrants was determined.

Note 11, "Commitments and Contingencies", page 50

5. We refer to the Glen, Lukrich, Reichard court complaint filed in court on April 2004 seeking unspecified damages. Considering the Company signed in November 2004 a binding settlement agreement for the issuance to the plaintiff of 130,000 shares of MCF Corporation common stock related to compensation agreements, please tell us and disclose in future filings, the total amount of compensation expense recorded in 2004 related to this settlement and how the fair value of the shares issued was determined.

Form 10-Q for the period ended September 30, 2005

Note 1, "Significant Accounting Policies, Stock Based
Compensation",
page 5

6. Considering you state the adoption of SFAS 123R effective
January
1, 2006, will have a material impact on your financial position and results of operations, please tell us and disclose in future filings if you expect to use the modified prospective or the modified retrospective methodology for implementing SFAS 123R and discuss in
MD&A the expected effects of implementing this pronouncement on future operating results and financial position. Refer to the disclosure requirements of Staff Accounting Bulletin 11.M.






Note 4, "Acquisition of Catalyst Financial Planning and Investment Management, Inc.", page 8

7. Please tell us and provide in future filings the following information regarding the acquisition of Catalyst on February 28, 2005:

* Discuss the factors that contributed to a purchase price that resulted in the recognition of intangible assets for $405,000 as stated in the Condensed Consolidated Statement of Financial
Condition
on page 3. Refer to the disclosure requirements of paragraph 51.b of
SFAS 141.

* Describe the nature of the intangible assets acquired and
provide
the information required by paragraphs 44 and 45 of SFAS 142 for intangible assets subject to amortization and not subject to
amortization.   Disclose the effect of issuing the 925,325
contingent
shares over the three year period on the value of the intangible assets acquired.

* State the accounting policies related to the amortization of any acquired identifiable intangibles and for determining permanent impairments to the intangible assets.

* Disclose the total cost of acquiring Catalyst, including the value
assigned to the common shares issued as part of the acquisition
and
the basis for determining that value.  Include in your disclosure the
Investment in Catalyst of $354,000 and the non-cash costs of
$75,000
related to the Catalyst acquisition included in the Condensed Consolidated Statements of Cash Flows on page 4. Refer to paragraph
41.d of SFAS 141.

* Disclose the specific conditions that are required to issue the contingent shares over the three year period.

* Tell us why the Company did not provide the pro forma disclosure required by paragraph 58 of SFAS 141 in Note 4, "Acquisition of Catalyst Financial Planning and Investment Management, Inc." on page
8 of the 10-Q for the period ended March 31, 2005.









Note 5, "Ascend Services, Ltd.", page 9

8. With respect to the strategic alliance entered into with Ascend Services Ltd, please tell us and disclose in future filings the following information:

* Describe the nature and terms of the strategic alliance including:
o the rights and responsibilities of the Company as part of this alliance;
o the terms, including the dollar amount, of any funding agreements or other obligations incurred by the Company as a result of the alliance; and
o how this business relationship will be accounted for under generally accepted accounting principles.

* Discuss the relationship between the engagement of the Company as the investment advisor of Ascend and the terms and payments due under the strategic alliance.

* State how the value of the 1.078 million of shares held in escrow for Ascend was determined.

* State the time period for receiving payment on the $500,000 portion of the note receivable that becomes effective when the shares of Company common stock are released to Ascend.

* Describe the specific milestones that Ascend must achieve in order to have the shares released from escrow.

* State the specific conditions of the escrow agreement that need to be satisfied in order to release the shares.

Legal Proceedings, page 27

9. We refer to the statement that the Company does not believe the outcome of the Oridomo Incorporated Securities complaint filed on September 30, 2005 against the Company for alleged violations of securities laws will have a material effect on the Company. In this regard, provide in future filings a SFAS 5 probability assessment regarding the expected effects of a negative outcome of the litigation on the Company`s future operating results, cash flow and liquidity or state why the Company is currently unable to make this assessment.

*	*	*





Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
MCF Corporation
John D. Hiestand
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